Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

September 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Christine Allen Torney
Vanessa Robertson

Re:	Invitae Corp
Form 10-K for the fiscal year ended December 31, 2019
Filed March 2, 2020
File No. 001-36847

Ladies and Gentlemen:

On behalf of Invitae Corporation (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 14, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019 filed on March 2, 2020 (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comment is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Form 10-K for the fiscal year ended December 31, 2019

Risk Factors

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum ..., page 38

September 28, 2020

1.

You state here that your certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for types of actions and proceedings that may be initiated by your shareholders, including any “derivative action” or proceeding brought on your behalf. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your filing to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company respectfully advises the Staff that the Delaware choice of forum provision is not intended to apply to actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934. The Company respectfully advises the Staff that it will include revised disclosure in its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other applicable future filings with the Commission, beginning with its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2020.

* * * * *

Please contact the undersigned at (650) 233-4670 with any questions regarding this matter. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Shelly D. Guyer
Thomas R. Brida